Exhibit (a)(5)(C)

XOMA Announces Calculation of Additional Price Per Share

and Extension of Expiration Date for Tender Offer for Kinnate Biopharma Inc.

Upon closing, XOMA anticipates adding approximately $9.5 million in cash to its balance sheet and several early-stage programs to potentially add to its royalty portfolio

EMERYVILLE, Calif – March 19, 2024, (GLOBENEWSWIRE) – As previously announced on February 16, 2024, XOMA Corporation (“XOMA” or the “Company”; Nasdaq: XOMA) entered into a merger agreement to acquire Kinnate Biopharma Inc. (“Kinnate”; Nasdaq: KNTE) for (i) a base cash price per share of Kinnate common stock of $2.3352 per share and (ii) an additional cash amount of not more than $0.2527 per share (together with the base price, the Cash Amount), plus one non-tradeable contingent value right (“CVR”) representing the right to receive 85% of the net proceeds from any out license or sale of Kinnate programs effected within one year of closing of the merger and 100% of the net proceeds from any out license or sale executed prior to the closing. On March 4, 2024, XOMA commenced a tender offer to acquire all outstanding shares of Kinnate common stock (“the Offer”).

Pursuant to the terms of the Merger Agreement, based upon Kinnate’s estimated calculation of cash, net of transaction costs, wind-down costs and other liabilities at closing, the additional cash amount has been determined to be the maximum $0.2527 per share. Therefore, the Cash Amount that Kinnate stockholders will receive in the Offer is $2.5879 per share.

Additionally, XOMA has extended the Offer’s expiration date, so that the Offer and related withdrawal rights will expire at one minute after 11:59 p.m. Eastern time on April 2, 2024, unless the expiration date is further extended in accordance with the terms of the Merger Agreement.

Stockholders who previously have tendered their shares do not need to re-tender their shares or take any other action in response to the determination of the additional cash amount or extension of the Offer. As previously announced, Kinnate stockholders holding approximately 46% of Kinnate common stock have signed support agreements to tender their shares in the Offer prior to the expiration date and support the merger.

The closing of the Offer is subject to certain conditions, including the tender of Kinnate common stock representing at least a majority of the total number of outstanding shares, the availability of at least $120.0 million of cash, net of transaction costs, wind-down costs, and other liabilities, at closing, and other customary closing conditions. Promptly following the closing of the Offer, Kinnate will merge with and into a wholly owned subsidiary of XOMA, and all remaining shares not tendered in the Offer, other than shares held in treasury by Kinnate or shares owned by a stockholder who was entitled to and properly demanded appraisal of such shares pursuant to Delaware law, will be converted into the right to receive the same cash and CVR consideration per share as is provided in the Offer. The acquisition is expected to close in April 2024.

About XOMA Corporation

XOMA is a biotechnology royalty aggregator playing a distinctive role in helping biotech companies achieve their goal of improving human health. XOMA acquires the potential future economics associated with pre-commercial therapeutic candidates that have been licensed to pharmaceutical or biotechnology companies. When XOMA acquires the future economics, the seller receives non-dilutive, non-recourse funding they can use to advance their internal drug candidate(s) or for general corporate purposes. The Company has an extensive and growing portfolio of milestone and royalty assets (asset defined as the right to receive potential future economics associated with the advancement of an underlying therapeutic candidate). For more information about the Company and its portfolio, please visit www.xoma.com.

About Kinnate Biopharma Inc.

Kinnate Biopharma Inc. is a clinical-stage precision oncology company founded with a mission to inspire hope in those battling cancer by expanding on the promise of targeted therapies. Kinnate concentrates its efforts on addressing known oncogenic drivers for which there are currently no approved targeted therapies and to overcome the limitations associated with existing cancer therapies, such as non-responsiveness or the development of acquired and intrinsic resistance.

Exarafenib, an investigational pan-RAF inhibitor which targets cancers with BRAF and NRAS-driven alterations, was one of Kinnate’s lead product candidates. Kinnate’s other lead product candidate is an investigational FGFR inhibitor, KIN-3248, which is designed for cancers with FGFR2 and FGFR3 alterations. Kinnate also has early-stage programs, including a c-MET inhibitor that targets resistant variants and a brain penetrant CDK4 selective program. For more information, visit Kinnate.com and follow Kinnate on LinkedIn to learn about its most recent initiatives.

Cautionary Notice Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the anticipated timing of and closing of the proposed Offer, Merger and related transactions contemplated by the Merger Agreement (the “Transactions”). The words “estimates,” “expects,” “continues,” “intends,” “plans,” “anticipates,” “targets,” “may,” “will,” “would,” “could,” “should,” “potential,” “goal,” and “effort”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this report are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this report, including, without limitation, the impact of actions of other parties with respect to the

Transactions; the possibility that competing offers will be made; the outcome of any legal proceedings that could be instituted against the Company or Kinnate or their respective directors; the risk that the Transactions may not be completed in a timely manner, or at all, which may adversely affect the Company or Kinnate’s business and the price of their respective common stock; the failure to satisfy all of the closing conditions of the Offer and the other transactions contemplated by the Merger Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Transactions on the Company or Kinnate’s business, and operating results; risks that the Transactions may disrupt the Company’s current plans and business operations; risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions and the other risks identified in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its most recent Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 9, 2023, and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Transactions and/or the Company and Kinnate’s ability to successfully complete the Transactions. The Company cautions investors not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Any forward-looking statements contained in this report represent the Company’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date.

Additional Information and Where to Find It

This communication is for informational purposes only. It is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Kinnate or any other securities. This communication is also not a substitute for the Offer materials that Purchaser has filed with the SEC in connection with the Offer. On March [18], 2024, Purchaser filed with the SEC an amended Tender Offer Statement on Schedule TO-T (the “Amended Tender Offer Statement”) and Kinnate filed with the SEC an amended Solicitation/Recommendation Statement on Schedule 14D-9 (the “Amended Solicitation/Recommendation Statement”).

KINNATE’S STOCKHOLDERS ARE URGED TO READ THE AMENDED TENDER OFFER STATEMENT MATERIALS (INCLUDING THE AMENDED OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE AMENDED SOLICITATION/RECOMMENDATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Kinnate’s stockholders and other investors can obtain the Amended Tender Offer Statement, the Amended Solicitation/Recommendation Statement and other filed documents for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Kinnate are available free of charge on the Investors page of Kinnate’s website, www.kinnate.com, or by contacting Kinnate at investors@kinnate.com. In addition, Kinnate’s stockholders may obtain free copies of the Offer materials by contacting Morrow Sodali LLC, the information agent for the Offer. You may call Morrow Sodali LLC toll-free at (800) 662-5200 or email them at KNTE@investor.morrowsodali.com. Banks and brokers may call collect at (203) 658-9400.

XOMA Investor Contact	XOMA Media Contact
Juliane Snowden	Kathy Vincent
XOMA Corporation	KV Consulting & Management
+1 646-438-9754	+1 310-403-8951
juliane.snowden@xoma.com	kathy@kathyvincent.com

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